================================================================================


                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


               Press Release of the Consolidated Business Results
                         For the six-month period ended
                               September 30, 2001


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                   For the six-month ended September 30, 2001


                                Mitsui & Co.,Ltd.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                              2-1, Ohtemachi 1-chome
                           Chiyoda-ku, Tokyo 100-0004
                                      Japan
                -----------------------------------------------
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                        Form 20-F  x           Form 40-F
                                  ---                    ---

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                            Yes                 No  x
                                ---                ---

     [If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       ]
                                                 -------


================================================================================

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 30, 2001


                                          MITSUI & CO., LTD.



                                          By: /s/    Takashi Ono
                                              ----------------------------------
                                              Name:  Takashi Ono
                                              Title: Executive Managing Director